

March 16, 2021

Paul Pereira
Chief Executive Officer
Alfi, Inc.
429 Lenox Avenue
Suite 547
Miami Beach, FL 33139

> **Re: Alfi, Inc.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed March 3, 2021**
> **File No. 333-251959**

Dear Mr. Pereira:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed March 3, 2021

Consolidated Statement of Operations, page F-5

1. We note you currently present stock-based compensation on its own line item. Please revise to present stock-based compensation in the same line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14.F.

2.   Please revise your fully dilutive earnings (loss) per share for the twelve months ending December 31, 2020 to equal your basic earnings (loss) per share since you reported a net loss for this period. That is, dilutive earnings per share is not reported when it is anti-dilutive. We refer you to ASC 260-10-45-7, 45-17 and 45-19.

Notes to the Consolidated Financial Statements
Subsequent Events, page F-13

3.   We repeat prior comment 2 to disclose the nature of the date that subsequent events were evaluated through. Refer to ASC 855-10-50-1.

Note 10. Intangible Assets, page F-19

4.   We note in your response to prior comment 3 that you have revised the useful life downwards for capitalized production costs from 10 years to 5 years. Please tell us your considerations of concluding this to be a change in accounting estimate and providing the related disclosures. Refer to ASC 250-10-50-4.

Note 11. Inventory (Complimentary Devices), page F-20

5.   We have reviewed your response to prior comment 4. Please explain how you concluded to continue to classify these tablet devices as inventory and as a current asset on your balance sheet. In this regard, we note that you do not directly generate revenue from the sale of these tablet devices, but rather are provided as a complimentary product and expensed to cost of sales. Refer to ASC 330-10-05-2.

Exhibits

6.   We repeat prior comment 9 to have your auditor revise the language in their consent to consent to the use of their audit report in your filing. Refer to paragraph (a) of Rule 230.436 of the Securities Act.

      You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Andrew M. Tucker